UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                                 CVF Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)



                                    12660F102
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be 'filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 5

CUSIP No. 12660F102     13G

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OR ABOVE PERSON - Not Applicable


                     STEPWORTH HOLDINGS INC.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) / /

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 Canada

Number of                  5.       Sole Voting Power
 Shares
Beneficially                            -0-
Owned by
 Each                      6.       Shared Voting Power
Reporting
 Person
  With                     7.       Sole Dispositive Power

                                                  -0-

                           8.       Shared Dispositive Power


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        -0-

10.      Check Box If The Aggregate Amount In Row (9) Excludes Certain Shares*



11.      Percent of Class Represented By Amount in Row 9

                                       -0.0%

12.      Type of Reporting Person*

                                        CO

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.

         (a)  Name of Issuer  -  CVF Corporation

         (b)  Address of Issuer's Principal Executive Offices

                           300 International Drive, Suite 100
                           Williamsville, New York 14221

Item 2.

         (a)  Name of Person Filing - Stepworth Holdings, Inc.
         (b)  Address of Principal Business Office or, if none, Residence

                           1170 Peel Street, 8th Floor
                           Montreal, Canada  H3B 4P2

         (c)  Citizenship - Canada
         (d) Title or Class of Securities - Common Shares
         (e) CUSIP Number - 12660F102

Item 3. If this statement if filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  / / Broker or Dealer registered under Section 15 of the Act

     (b)  / / Bank as defined in section 3(a)(6) of the Act

     (c)  / / Insurance Company as defined in section 3(a)(19) of the Act

     (d) / / Investment Company registered under section 8 of the Investment Company Act

     (e) / / Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g)  / / Parent Holding Company, in accordance with ss.
          240.13d-1(b)(1)(ii)(G) (Note: See Item 7)

     (h)  / / Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership

     (a)  Amount Beneficially owned - -0-

     (b)  Percent of Class - 0.0%

     (c)  Number of Shares as to which such person has

          (i)  sole power to vote or to direct the vote -
                              -0-

          (ii) shared power to vote or to direct the vote -
                              -0-

          (iii) sole power to dispose or to direct the disposition of -
                              -0-

          (iv) shared power to dispose or to direct the disposition of -
                              -0-

Item 5.  Ownership of Five Percent or Less of a Class

     The reporting person has ceased, as of march 31, 1998, to be the beneficial owner of more than 5% of the common shares. /X/

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not Applicable

Item 8.  Identification and Classification of Members of the Group

     Not Applicable

Item 9.  Notice of Dissolution of Group

     Not Applicable

Item 10.  Certification


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 1, 1998


                                      STEPWORTH HOLDINGS INC.



                                      By:/s/ Michel Boucher
                                         ---------------------------
                                         Michel Boucher
                                         Vice President